March 23, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	CytRx Corporation Registration Statement on Form S-3; File No. 333-215252

Ladies and Gentlemen:

On behalf of CytRx Corporation, a Delaware corporation (“CytRx”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement (the “Registration Statement”) effective at 5:00 P.M., Washington, D.C. time, on Monday, March 27, 2017, or as soon thereafter as is practicable.

In making its request, CytRx hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, that act will not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective does not relieve CytRx from its full responsibility for the adequacy and accuracy of the disclosures in the Amendment; and
•	CytRx may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ STEVEN A. KRIEGSMAN

Steven A. Kriegsman

Chairman and Chief Executive Officer